UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                                (Amendment No 1)*


                             Solo Serve Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   834263-20-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

               Julie Lefkowitz, c/o General Atlantic Corporation,
                950 Third Avenue, 26th Floor, New York, NY 10022
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 October 2, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------             ---------------------------------

CUSIP No.  834263-20-4                         Page 2 of 7 Pages
----------------------------------             ---------------------------------



------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       General Atlantic Corporation
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)  (b)
------
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       WC
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------ -------------------------------------------------------------------------
--------------------- ------- --------------------------------------------------
                      7       SOLE VOTING POWER
                              0


     NUMBER OF
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              1,388,889
      OWNED BY
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                0
       PERSON
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
        WITH          10      SHARED DISPOSITIVE POWER
                              1,388,889
--------------------- ------- --------------------------------------------------
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,388,889
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         32.7%
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------------------------------             ---------------------------------

CUSIP No.  834263-20-4                         Page 3 of 7 Pages
----------------------------------             ---------------------------------




------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       The Atlantic Foundation
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)  (b)
------
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       Not Applicable
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Bermuda
------ -------------------------------------------------------------------------
--------------------- ------- --------------------------------------------------
                      7       SOLE VOTING POWER
                              0


     NUMBER OF
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              1,388,889
      OWNED BY
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                0
       PERSON
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
        WITH          10      SHARED DISPOSITIVE POWER
                              1,388,889
--------------------- ------- --------------------------------------------------
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,388,889
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         32.7
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------------------------------             ---------------------------------

CUSIP No.  834263-20-4                         Page 4 of 7 Pages
----------------------------------             ---------------------------------


               AMENDMENT NO. 1 AND RESTATEMENT OF TO SCHEDULE 13D

     This Amendment No. 1 and Restatement of Schedule 13D filed by General Atlantic Corporation ("GAC") amends Items 2, 4, 5 and 7.

Item 1.  Security and Issuer.

     Common  Stock,  par  value  $.01  per  share  ("Shares"),   of  Solo  Serve
Corporation ("Solo Serve"), 1610 Cornerway Boulevard, San Antonio, Texas 78219-2900.

Item 2.  Identity and Background.

     The "Reporting Persons" are: (1) GAC, a Delaware Corporation, 950 Third Avenue, New York, New York 10022 and (2) The Atlantic Foundation, a Bermuda not-for-profit foundation ("Atlantic"), P.O. Box HM 666, Clarendon House, Church Street, Hamilton HM CX, Bermuda.

     The directors and officers of GAC, the address for each of whom is c/o General Atlantic Corporation, 950 Third Avenue, New York, New York 10022, are:
Christopher G. Oechsli, President and Director; Julie S. Lefkowitz, Vice-President, Secretary and Director; and Daivd I. Walsh, Vice-President and Treasurer and Director.

     None of the Reporting Persons and none of the above individuals has been a defendant in (i) any criminal proceeding or (ii) any civil proceeding which has resulted in any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

     GAC is a wholly-owned subsidiary of Genant Securities N.V., a Netherlands Antilles corporation. The address of Genant Securities N.V. is c/o Holland Intertrust N.V., De Ruyter Kade 58A, Netherlands, Antilles. Genant Securities N.V. is a wholly-owned subsidiary of General Atlantic Investments Limited, a Bermuda corporation. The address of General Atlantic Investments Limited is Washington Mall II, Church Street, Hamilton 5, Bermuda. General Atlantic Investments Limited is a wholly-owned subsidiary of General Atlantic Group Limited. The address of General Atlantic Group Limited is Washington Mall II, Church Street, Hamilton 5, Bermuda. General Atlantic Group Limited is a wholly-owned subsidiary of Exeter Associates Limited, a Bermuda corporation. The address of Exeter Associates Limited is P.O. Box HM 666, Clarendon House, Church Street, Hamilton HM CX, Bermuda. Exeter Associates Limited is a wholly-owned subsidiary of Atlantic.

Item 3.  Source and Amount of Funds or Other Consideration.

     All Shares beneficially owned by the Reporting Persons were acquired with general corporate funds.

Item 4.  Purpose of Transaction

     On July 6, 1995, the United States Bankruptcy Court for the Western District of Texas, San Antonio Division, Judge Ronald B. King, presiding, entered an order confirming the First Amended Plan of Reorganization of Solo Serve Corporation dated May 17, 1995 as further modified by the Non-material Modifications to the First Amended Chapter 11 Plan of Solo Serve Corporation (the "Plan"). The Effective Date of the Plan was July 18, 1995.

     Under the terms of the Plan, Solo Serve issued 1,388,889 shares of Preferred Stock to GAC in consideration of an aggregate purchase price of $2,500,000 on July 18, 1995. The Preferred Stock is convertible into an equal number of Shares, votes with the Shares on a share-for-share basis, and was not subject to reduction by the two-for-one reverse split effected in connection with the Plan.

     As of July 18, 1995, there were 5,712,252 Shares issued and outstanding before effecting the two-for-one reverse split. On July 18, 1995, Solo Serve amended its Certificate of Incorporation to provide for the two-for-one reverse split of Shares and to designate the Preferred Stock. After the reverse split, GAC held 1,255,000 Shares and 1,388,889 shares of Preferred Stock.

     GAC, at the time it received its stock and until recently, had no plan, proposal, or intention which related to or would have resulted in any action with respect to the matters listed in paragraphs (b) through (j) of Item 4 of
Schedule 13D.

     On October 2, 1997, GAC sold 1,255,000 Shares to Charles M. Siegel pursuant to a Stock Purchase Agreement, dated as of September 26, 1997, for a purchase price of $125,500. Such purchase price was paid by a promissory note from Mr. Siegel to GAC payable in five equal annual installments with interest at the fixed rate of 7%.

Item 5.  Interest in Securities of the Issuer

     (a) GAC and Atlantic are the beneficial owners of 1,388,889 shares of Preferred Stock convertible into an equal number of Shares, or 32.7% of the outstanding Shares.

     (b) GAC and Atlantic have sole voting and dispositive power with respect to 1,388,889 Shares, or 32.7% of the outstanding Shares.

     (c) For information concerning recent transactions, see Item 4 above.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Conracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     For information regarding such contracts, see Item 4. above.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1 Joint Filing Agreement between General Atlantic Corporation and The Atlantic Foundation dated as of February 14, 1994 (Incorporated by reference to Exhibit 1 of Schedule 13G dated February 14, 1994 of General Atlantic Corporation and The Atlantic Foundation).

Exhibit 2 Stock Purchase Agreement dated as of September 26, 1997 between Charles M. Siegel and General Atlantic Corporation.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            October 16, 1997

General Atlantic Corporation*


By:      /s/ Julie Lefkowitz
         -------------------
         Julie Lefkowitz
         Vice President and Secretary

--------
* Pursuant to Joint Filing Agreement between General Atlantic Corporation and The Atlantic Foundation dated as of February 14, 1994, this filing also constitutes a filing by The Atlantic Foundation.